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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                             Commission File Number: 0-21888

                                   Form 10-Q


For Period Ended:  October 31, 1999


PART I - REGISTRANT INFORMATION

                                 PETsMART, INC.
                      ----------------------------------
                           Full Name of Registrant




                           19601 North 27th Avenue
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          Address of Principal Executive Office (Street and Number)


                            Phoenix, Arizona 85027
                           ------------------------
                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

             The subject quarterly report Form 10-Q,
             or portion thereof will be filed on
             or before the fifth calendar day following the prescribed due date;

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PART III - NARRATIVE


On December 15, 1999, the Company completed the sale of its United Kingdom subsidiary. Due to this material subsequent event, additional financial statement presentation and pro forma disclosures are now required to be included in Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Neil T. Watanabe         (623)                    580-6100
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       (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s).

                                /X/ YES / / NO


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                / / YES /X/ NO

       If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 PETSMART, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 1999               By: /s/ Neil T. Watanabe
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